EIGER TO DIVEST NEWLOOK SUBSIDIARY

Toronto - February 21, 2007 - Eiger Technology, Inc. ("Eiger") (TSX: AXA OTCBB: ETIFF) would like to advise shareholders that it has agreed to divest itself of its ownership in Newlook Industries Corp. to a group of independent business people. Eiger will also be looking towards this strategy with its ownership in Racino Royale.

This divestiture will enable Eiger to focus solely on its acquisition strategy as well as to ensure meeting its capital requirements. It is projected that the Newlook divestiture will enhance Eiger’s treasury by an estimated $2 million.

With the announcement of Mr. Gerald Merovitz as its new Chief Executive Officer, Newlook will be moving forward with its acquisition strategy to create shareholder value.

Eiger believes that the abovementioned strategies will enhance shareholder value for all companies involved. These transactions are subject to all regulatory body approvals.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact: Jason Moretto, Chief Financial Officer, Eiger Technology, Inc., Telephone:(416) 216-8659, Ext.302,jmoretto@eigertechnology.com